Exhibit 99.1

Sphere 3D Reports Second Quarter 2015 Financial Results

SAN JOSE, CA – Aug 13, 2015 – Sphere 3D Corp. (NASDAQ: ANY), a virtualization and data management solutions provider, today reported financial results for its second quarter ended June 30, 2015.

“We continue to execute on our vision to become a leader in virtualization and data management,” said Eric Kelly, CEO of Sphere 3D. “This has been demonstrated by our recent completion of key strategic milestones like our first Cloud offering of SnapCLOUD™ in the Microsoft Azure Marketplace and our recent launch of the Glassware 2.0 G-Series on-premise appliance for Education applications.”

Second Quarter 2015 Financial Results:

The following financial results for the second quarter of 2015 include contribution from the Overland acquisition for the full three months, which contribution is not reflected in the comparative results for the second quarter of 2014.

  Net revenue for the second quarter of 2015 was $18.4 million, compared to $1.6 million for the second quarter of 2014.

  Product revenue for the second quarter of 2015 was $15.6 million, compared to $1.5 million for the second quarter of 2014.

  Disk systems revenue was $8.6 million, compared to $1.5 million for the second quarter of 2014.

  Tape archive product revenue was $7.0 million compared to none for the second quarter of 2014.

  Service revenue was $2.8 million, compared to $0.1 million in the second quarter of 2014.

  Gross margin for the second quarter of 2015 was 31.5%, compared to 43.8% for the second quarter of 2014. Non–GAAP gross margin for the second quarter of 2015 was 34.9%. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the Use of GAAP and Non-GAAP Financial Measures section of this announcement.

  Operating expenses for the second quarter of 2015 were $14.4 million, compared to $3.6 million for the second quarter of 2014.

  Share-based compensation expense for the second quarter of 2015 was $0.6 million, compared to $1.1 million for the second quarter of 2014. Depreciation and amortization was $1.9 million in second quarter of 2015, compared to $1.2 million in the second quarter of 2014.

  Net loss for the second quarter of 2015 was $8.9 million, or a loss of $0.25 per share, compared to a net loss of $3.1 million, or a loss of $0.13 per share, in the second quarter of 2014.

  Adjusted EBITDA for the second quarter of 2015 was a net loss of $5.3 million, or a net loss of $0.15 per share, based on 35.9 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $0.4 million, or net loss of $0.02 per share based on 23.3 million weighted average shares outstanding for the second quarter of 2014. Adjusted EBITDA is a non- GAAP measure presented as net loss before interest expense, income taxes, merger costs, depreciation and amortization and share-based compensation.

  Cash and cash equivalents at June 30, 2015 were $3.7 million, compared to $4.3 million at December 31, 2014. The Company had $10.0 million outstanding under its credit facilities ($5.0 million of which is from related parties) and $19.5 million outstanding under its notes from related parties at June 30, 2015.

Recent Business Highlights:

  On August 6, 2015, we announced the expansion of our strategic agreement with Tech Data, one of the world’s largest distributors of IT products and services, to offer cloud and hybrid cloud data management services in their Cloud Solutions Store.

  On August 4, 2015, we announced the availability of the Glassware 2.0™ enabled G-Series virtualization appliance for the education market. It is available through select Sphere 3D authorized resellers and partners.

  On June 15, 2015, we launched SnapCLOUD™ into the Microsoft Azure Marketplace, making it our first comprehensive hybrid cloud data management solution when deployed with our SnapServer® and SnapScale® on-premise storage appliances.

  Starting on May 20, 2015, we kicked off the Rollout of our Hybrid Cloud Portfolio and Architecture at Microsoft Technology Center (MTC) Partner events in Mountain View, New York, and Toronto. This was followed by hybrid cloud strategy presentations, featuring a Microsoft keynote at our June 15, 2015 NASDAQ Investor event, as well as at the Microsoft Worldwide Partner Conference (WPC) the week of July 14, 2015.

Corporate Update

  On August 13, 2015, we closed a private placement of 606,060 common shares and warrants to purchase up to 606,060 common shares for a gross purchase price of approximately $2 million (or $3.30 for one Common Share and a Warrant to purchase one Common Share) pursuant to a definitive agreement dated August 10, 2015. The Warrants have an exercise price of $3.30 per share, a five year term, and are exercisable in whole or in part, at any time prior to expiration. We intend to use the proceeds from the offering for general corporate and working capital purposes. In connection with this private placement, we agreed to file a registration statement to register the resale of these common shares and the common shares purchased upon exercise of the Warrants with the U.S. Securities and Exchange Commission within 90 days of the closing of the private placement, and use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, and no later than 90 days after the filing of the registration statement. In addition, subject to certain conditions, we have agreed to adjust the exercise price for the Warrants and give the private placement investors additional common shares if, in connection with an equity capital raise for cash within the 45 day period following the signing of the definitive agreements, we sell common shares at a price per share that is lower than $3.30 or new warrants to purchase common shares with an exercise price per share that is lower than $3.30. If we enter into agreements with additional investors to purchase common shares and/or warrants to purchase common shares within this 45 day period, such additional investors may be joined as parties to the registration rights agreement entered into in connection with the private placement.

  Our board of directors has established a special committee of independent directors to evaluate, recommend to the board and implement opportunities to maximize shareholder value.

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that exclude from the statement of operations the effects of interest expense, income taxes, merger costs, depreciation and amortization and share-based compensation. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization from gross-profit. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 5:00 pm ET (2:00 pm PT) to discuss the Company’s 2015 second quarter financial results. To access the call, dial (888) 206-4893 (US and Canada) or (913) 981-5510 (International) and give the participant pass code 3735986. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (888) 203-1112 (U.S. and Canada) or +1 (719) 457-0820 (International) and entering replay access code 3735986. The replay will be available beginning approximately two hours after the call and remain in effect for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers virtualization technology and data management products that enable workload-optimized solutions. We achieve this through a combination of virtual applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with state of the art storage solutions at the most affordable price. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3, RDX®, and NEO®. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov), and risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland Storage filed with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:
MKR Group Inc.
Todd Kehrli or Jim Byers
any@mkr-group.com
323-468-2300

Media Contact:
Sphere 3D:
Tina Brown
tina.brown@sphere3d.com
408-283-4731

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Net revenue	$18,402	$1,606	$38,500	$2,518
Cost of revenue	12,597	902	26,754	1,295
Gross profit	5,805	704	11,746	1,223

Operating expenses:
Sales and marketing	5,496	865	11,110	1,085
Research and development	2,724	-	4,914	-
General and administrative	6,133	2,755	11,926	3,820
	14,353	3,620	27,950	4,905
Loss from operations	(8,548)	(2,916)	(16,204)	(3,682)
Interest expense - related party	(777)	-	(1,318)	-
Interest expense	(83)	(104)	(161)	(117)
Other income (expense), net	680	(31)	(534)	(30)
Loss before income taxes	(8,728)	(3,051)	(18,217)	(3,829)
Provision for income taxes	128	-	181	-
Net loss	$(8,856)	$(3,051)	$(18,398)	$(3,829)

Net loss per share:
Basic and diluted	$(0.25)	$(0.13)	$(0.52)	$(0.17)

Shares used in computing net loss per share:
Basic and diluted	35,892	23,314	35,450	22,527

SPHERE 3D CORP.
SELECTED BALANCE SHEETS INFORMATION
(In thousands)

	June 30,	December 31,
	2015	2014
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$3,699	$4,258
Accounts receivable	11,974	15,488
Inventories	9,677	9,936
Other current assets	2,773	2,457
Total current assets	28,123	32,139
Property and equipment, net	3,703	4,427
Intangible assets, net	67,302	73,271
Goodwill	38,821	38,821
Other assets	552	605
Total assets	$138,501	$149,263

LIABILITIES AND EQUITY
Current liabilities	$36,166	$37,051
Long-term debt — related party	19,500	19,500
Long-term deferred tax liabilities	4,332	4,387
Other long-term liabilities	2,970	3,185
Shareholders' equity	75,533	85,140
Total liabilities and equity	$138,501	$149,263

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenue	$18,402	$1,606	$38,500	$2,518

Gross Profit - GAAP	$5,805	$704	$11,746	$1,223
Intangible asset amortization	625	-	1,257	-
Gross Profit - Non -GAAP	$6,430	$704	$13,003	$1,223

Gross Margin Percentages
GAAP	31.5%	43.8%	30.5%	48.6%
Non-GAAP	34.9%	43.8%	33.8%	48.6%

Net loss	$(8,856)	$(3,051)	$(18,398)	$(3,829)
Less:
Interest	860	104	1,479	117
Tax	128	-	181	-
Merger costs	-	328	-	328
Depreciation and amortization	1,935	1,159	3,928	1,232
Share-based compensation	587	1,070	1,322	1,803
Adjusted EBITDA	$(5,346)	$(390)	$(11,488)	$(349)

Net loss per share:
Basic and diluted	$(0.25)	$(0.13)	$(0.52)	$(0.17)

Adjusted Net loss per share:
Basic and diluted	$(0.15)	$(0.02)	$(0.32)	$(0.02)

Shares used in computing net loss and adjusted net loss per share:
Basic and diluted	35,892	23,314	35,450	22,527

Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, depreciation and amortization and share-based compensation. These non-GAAP financial measures are non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.